Writer’s E-Mail: djedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

March 11, 2013

VIA EDGAR

Kimberly A. Browning, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale Core Alternative Strategies Fund LLC
File Nos.: 333-138071; 811-21965 (the “Fund” or the “Registrant”)

Dear Ms. Browning:

This letter responds to the additional oral comments we received from you and Mr. Kevin Rupert on February 19, 2013, regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the Registrant on January 14, 2013, and the response letters filed on February 12, 2013, February 15, 2013 and February 27, 2013.

1. Are there any differences between the Proxy Statement and the corresponding proxy statements filed on behalf of either of Rochdale Core Alternative Strategies Fund TEI LLC (the “TEI Fund”) and Rochdale Core Alternative Strategies Master Fund LLC (the “Master Fund”)?

The Registrant hereby represents that its Proxy Statement is substantially identical to the proxy statements filed on behalf of the TEI Fund and the Master Fund.

2.  Why is performance for 2011 used to compare the new benchmark to the old benchmark?

The Registrant’s fiscal year ends on March 31.  As a result, the Registrant does not have audited performance numbers for the year-ended 2012 at this time.  The Registrant hereby represents that there would be no material difference if the Registrant’s performance and the benchmark for 2012 were presented instead of the 2011 figures, and that the 2011 performance figures reflects the most recent performance information that the Registrant could reasonably produce.

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

Kimberly A. Browning, Esq.
March 11, 2013

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Darren J. Edelstein

Darren J. Edelstein

cc via email:	Kurt Hawkesworth, Esq.
Robert S. Schneider, Esq.